UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 23, 2021

BRIDGETOWN 2 HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39932	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o 38/F Champion Tower 3 Garden Road, Central Hong Kong
(Address of principal executive offices)

Registrant’s telephone number, including area code: +852 2514 8888

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	BTNB	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On July 23, 2021, Bridgetown 2 Holdings Limited, a Cayman Islands exempted company limited by shares (“Bridgetown 2”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among PropertyGuru Group Limited, a Cayman Islands exempted company limited by shares (“PubCo”), B2 PubCo Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“Amalgamation Sub”) and PropertyGuru Pte. Ltd., a Singapore private company limited by shares (“PropertyGuru”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Bridgetown 2 and PropertyGuru, save for PropertyGuru’s approval of (i) the Amalgamation (as defined below), which is subject to a prescribed approval process under Singapore law, and (ii) the conversion of preference shares in the capital of PropertyGuru, which is to occur upon completion of a separate transaction entered into by PropertyGuru, but which in any event is agreed to occur prior to closing under the Business Combination Agreement.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions: (i) Bridgetown 2 will merge with and into PubCo (the “Merger”), with PubCo being the surviving entity; and (ii) following the Merger, Amalgamation Sub and PropertyGuru will amalgamate and continue as one company, with PropertyGuru being the surviving entity and becoming a wholly-owned subsidiary of PubCo (the “Amalgamation”). The Merger, the Amalgamation and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination is expected to close in the fourth quarter of 2021 or the first quarter of 2022, following the receipt of the required approval by Bridgetown 2’s and PropertyGuru’s shareholders and the fulfillment of other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) each issued and outstanding PropertyGuru ordinary share will automatically be cancelled and converted into such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement; (ii) each outstanding PropertyGuru restricted stock unit award will be assumed by PubCo and converted into the right to receive restricted stock units based on such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement; (iii) each outstanding PropertyGuru option will be assumed by PubCo and converted into an option in respect of such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement; (iv) each Company Warrant (as defined in the Business Combination Agreement) will be assumed by PubCo and converted into a PubCo warrant to purchase such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement and pursuant to the Company Warrant Assumption Agreement (as defined in the Business Combination Agreement); (v) each issued and outstanding share of Amalgamation Sub will automatically be converted into one Surviving Company Ordinary Share (as defined in the Business Combination Agreement) and accordingly, PubCo shall be the holder of all Surviving Company Ordinary Shares; (vi) each issued and outstanding Bridgetown 2 Class A ordinary share and Class B ordinary share will be cancelled and cease to exist in exchange for one PubCo ordinary share; and (vii) each issued and outstanding Bridgetown 2 private placement warrant will be assumed by PubCo and converted into a warrant to purchase one PubCo ordinary share.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. The parties have also agreed, among other things, (i) that, subject to receiving the necessary shareholder approval, PubCo will assume and restate all of PropertyGuru’s incentive equity plans into PubCo’s incentive equity plans on closing and (ii) that on closing, the board of directors of PubCo will comprise the directors of PropertyGuru immediately prior to the completion of the Amalgamation (or such other persons as PropertyGuru may designate pursuant to a written notice to be delivered to PubCo sufficiently in advance of the Merger Effective Time (as defined in the Business Combination Agreement)).

Conditions to Each Party’s Obligations

The obligations of Bridgetown 2 and PropertyGuru to consummate the Business Combination is subject to certain closing conditions, including but not limited to: (i) the Registration Statement (as defined below) having become effective; (ii) the approval of the Bridgetown 2 and the PropertyGuru shareholders of the transactions contemplated by the Business Combination Agreement and the other transaction proposals having been obtained; (iii) PubCo’s ordinary shares having been approved for listing on the NYSE (subject to official notice of issuance); (iv) the accuracy of representations and warranties to various standards, from de minimis to material adverse effect; (v) material compliance with pre-closing covenants; (vi) the bring-down to closing of a representation that no material adverse effect has occurred (both for Bridgetown 2 and PropertyGuru); (vii) the absence of a legal prohibition on consummating the transactions; and (viii) Bridgetown 2 having at least $5,000,001 of net tangible assets remaining after accounting for Acquiror Share Redemptions (as defined in the Business Combination Agreement).

Termination

The Business Combination Agreement may be terminated under customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to: (i) by mutual written consent of Bridgetown 2 and PropertyGuru; (ii) by Bridgetown 2 if the representations and warranties of PropertyGuru are not true and correct at the standards specified in the Business Combination Agreement or if PropertyGuru fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing would not be satisfied by the closing of the Merger and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods; (iii) by PropertyGuru if the representations and warranties of Bridgetown 2 are not true and correct at the standards specified in the Business Combination Agreement or if any of Bridgetown 2, PubCo or Amalgamation Sub fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing would not be satisfied by the closing of the Merger and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods; (iv) by either Bridgetown 2 or PropertyGuru if the Merger is not consummated by the date that is 270 days following the date of the Business Combination Agreement; (v) by either Bridgetown 2 or PropertyGuru if there is a law or governmental order in effect prohibiting the Business Combination; (vi) by Bridgetown 2 if the Amalgamation is not consummated by the third (3rd) business day following the Merger closing; (vii) by PropertyGuru if Bridgetown 2’s shareholder approval of the transactions contemplated by the Business Combination Agreement and the other transaction proposals has not been obtained following Bridgetown 2’s shareholder meeting or any adjournment or postponement thereof; (viii) by Bridgetown 2 if PropertyGuru’s shareholder approval has not been obtained within 35 business days after the Registration Statement (as defined below) has been declared effective by the SEC and (ix) by PropertyGuru if Bridgetown 2’s board of directors has publicly announced its proposal to, or has publicly announced its resolution to, withhold or withdraw, or to qualify, amend or modify Bridgetown 2’s board recommendation in a manner detrimental to obtaining Bridgetown 2’s shareholder approval of the transactions contemplated by the Business Combination Agreement and the other transaction proposals.

The foregoing description of the Business Combination Agreement is subject to and qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached as Exhibit 2.1 hereto.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, PubCo and Bridgetown 2 entered into (i) subscription agreements (the “Subscription Agreements”) with certain investors and (ii) a subscription agreement (the “REA Subscription Agreement”) with REA Asia Holding Co. Pty Ltd, an affiliate of REA Group Ltd. (which is exercising an existing option to make an equity investment in PropertyGuru). Pursuant to the Subscription Agreements and the REA Subscription Agreement, the investors agreed to subscribe for and purchase, and PubCo agreed to issue and sell to such investors, an aggregate of 13,193,068 PubCo ordinary shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $131,930,680 (the “PIPE Financing”).

The foregoing descriptions of the Subscription Agreements, the REA Subscription Agreement and the PIPE Financing are subject to and qualified in their entirety by reference to the full text of the REA Subscription Agreement and the form of the Subscription Agreements, copies of which are attached as Exhibit 10.1 hereto and Exhibit F to Exhibit 2.1 hereto, respectively.

Company Holders Support and Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown 2, PubCo, PropertyGuru and certain of the shareholders of PropertyGuru entered into a customary voting support and lock-up agreement (the “Company Holders Support and Lock-Up Agreement”), pursuant to which (i) certain PropertyGuru shareholders who hold an aggregate of at least 75% of the outstanding PropertyGuru voting shares have agreed, among other things: (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of PropertyGuru called to seek approval of the transactions contemplated by the Business Combination Agreement and the other transaction proposals; (b) to vote in favor of the transactions contemplated by the Business Combination Agreement and other transaction proposals; (c) to vote against any proposals that would materially impede the transactions contemplated by the Business Combination Agreement or any other transaction proposal; and (d) not to sell or transfer any of their shares prior to the closing of the Business Combination; (ii) certain shareholders of PropertyGuru have agreed to a lock-up of the PubCo ordinary shares they will receive pursuant to the Amalgamation (subject to certain exceptions) for a period of 180 days following the closing of the Business Combination; and (iii) certain shareholders of PropertyGuru and PubCo have agreed to enter into a shareholders agreement governing the rights and obligations of such shareholders with respect to PubCo and PubCo ordinary shares which, among other things, include certain non-compete obligations, “drag-along” rights applicable to and as among such shareholders, “rights of first offer” rights and PubCo board appointment rights (the “Shareholders Agreement”).

The foregoing descriptions of the Company Holders Support and Lock-Up Agreement and Shareholders Agreement are subject to and qualified in their entirety by reference to the full text of the Company Holders Support and Lock-Up Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the Shareholders Agreement, the agreed form of which is attached as Schedule D to Exhibit 10.2 hereto.

Sponsor Support and Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown 2, Bridgetown 2 LLC (“Sponsor”), PubCo and PropertyGuru entered into a customary voting support and lock-up agreement (the “Sponsor Support Agreement”), pursuant to which Sponsor has agreed to, among other things: (i) appear for purposes of constituting a quorum at the meetings of the shareholders of Bridgetown 2 called to seek approval of the consummation of transactions contemplated by the Business Combination Agreement and the other transaction proposals; (ii) vote to adopt and approve the Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby; (iii) to vote against any proposals that would materially impede the transactions contemplated by the Business Combination Agreement or any other transaction proposal; and (iv) a lock-up of the PubCo ordinary shares it will receive pursuant to the Merger (subject to certain exceptions) for a period of one year following the closing of the Business Combination.

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.3 hereto.

Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown 2, PubCo, Sponsor and certain shareholders of PropertyGuru and their respective affiliates (the “PropertyGuru Holders”) entered into a registration rights agreement (the “Registration Rights Agreement”), to be effective upon closing of the Business Combination, pursuant to which, among other things, PubCo will agree to undertake certain resale shelf registration obligations in accordance with the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Sponsor, certain Sponsor related parties and the PropertyGuru Holders have been granted customary demand and piggyback registration rights.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 10.4 hereto.

Assignment, Assumption and Amendment Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown 2, PubCo and Continental Stock Transfer & Trust Company (“Continental”) entered into an amendment (the “Assignment, Assumption and Amendment Agreement”) to that certain warrant agreement, dated January 25, 2021, by and between Bridgetown 2 and Sponsor (“Existing Warrant Agreement”), to be effective upon the closing of the Merger, pursuant to which, among other things, Bridgetown 2 agrees to assign all of its rights, interests and obligations in and under the Existing Warrant Agreement to PubCo.

The foregoing description of the Assignment, Assumption and Amendment Agreement is subject to and qualified in its entirety by reference to the full text of the Assignment, Assumption and Amendment Agreement, a copy of which is attached as Exhibit 10.5 hereto.

Novation, Assumption and Amendment Agreement

Concurrently with the execution of the Business Combination Agreement, PubCo, PropertyGuru and Epsilon Asia Holdings II Pte. Ltd. entered into a novation, assumption and amendment agreement (the “Novation, Assumption and Amendment Agreement”) to that certain instrument by way of deed poll executed by PropertyGuru on October 12, 2018 (“Company Warrant Instrument”), to be effective upon the closing of the Business Combination, pursuant to which, among other things, PropertyGuru agrees to assign all of its rights, interests and obligations in and under the Company Warrant Instrument to PubCo.

The foregoing description of the Novation, Assumption and Amendment Agreement is subject to and qualified in its entirety by reference to the full text of the Novation, Assumption and Amendment Agreement, a copy of which is attached as Exhibit 10.6 hereto.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The PubCo ordinary shares to be offered and sold in connection with the PIPE Financing have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01 Regulation FD Disclosure.

On July 23, 2021, PropertyGuru and Bridgetown 2 issued a press release (the “Press Release”) announcing the Business Combination. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation dated July 2021, for use by PropertyGuru, PubCo and Bridgetown 2 in meetings with certain PIPE Financing investors as well as other persons with respect to the Business Combination, as described in this Current Report on Form 8-K. A copy of the transcript of a pre-recorded investor presentation is furnished as Exhibit 99.3 hereto.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Bridgetown 2 under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, and Exhibit 99.7.

Forward-Looking Statements

This Current Report on Form 8-K, including the description of the transactions, agreements, and other information contained herein and the exhibits hereto (collectively, this “communication”) includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed Business Combination, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed Business Combination, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the Business Combination, the PIPE Financing and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the Business Combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the Business Combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the Business Combination; failure to realize the anticipated benefits of Business Combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner, competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates, the Group’s ability to achieve profitability despite a history of losses, the Group’s ability to implement its growth strategies and manage its growth, customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Important Information About the Proposed Transactions and Where to Find It

This communication relates to a proposed Business Combination between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Business Combination will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed Business Combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed Business Combination with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the Business Combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed Business Combination. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Business Combination Agreement, dated as of July 23, 2021, by and among Bridgetown 2 Holdings Limited, PropertyGuru Group Limited, B2 PubCo Amalgamation Sub Pte. Ltd. and PropertyGuru Pte. Ltd.

10.1	REA Subscription Agreement, dated as of July 23, 2021, by and among Bridgetown 2 Holdings Limited, PropertyGuru Group Limited and REA Asia Holding Co. Pty Ltd.

10.2	Company Holders Support and Lock-Up Agreement and Deed, dated as of July 23, 2021, by and among, Bridgetown 2 Holdings Limited, PropertyGuru Group Limited, PropertyGuru Pte. Ltd., and the other parties named therein.

10.3	Sponsor Support and Lock-Up Agreement and Deed, dated as of July 23, 2021, by and among Bridgetown 2 Holdings Limited, PropertyGuru Pte. Ltd., PropertyGuru Group Limited and Bridgetown 2 LLC.

10.4	Registration Rights Agreement, dated as of July 23, 2021, by and among Bridgetown 2 Holdings Limited, Bridgetown 2 LLC, PropertyGuru Group Limited, PropertyGuru Pte. Ltd. and the parties listed as “Holders” thereto.

10.5	Assignment, Assumption and Amendment Agreement, dated July 23, 2021, by and among Bridgetown 2 Holdings Limited, PropertyGuru Group Limited, and Continental Stock Transfer & Trust Company.

10.6	Novation, Assumption and Amendment Agreement, dated as of July 23, 2021, by and among PropertyGuru Group Limited, PropertyGuru Pte. Ltd. and Epsilon Asia Holdings II Pte. Ltd.

99.1	Press Release, dated July 24, 2021.

99.2	Investor Presentation, dated July 2021.

99.3	Investor Presentation Video Transcript, dated July 2021.

99.4	PropertyGuru Product Video Transcript, dated July 2021.

99.5	PropertyGuru FastKey Video Transcript, dated July 2021.

99.6	Email to PropertyGuru Employees, dated July 24, 2021.

99.7	Email to REA Malaysia and Thailand Employees, dated July 24, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 23, 2021

BRIDGETOWN 2 HOLDINGS LIMITED

By:	/s/ Daniel Wong
Name:	Daniel Wong
Title:	Chief Executive Officer and Chief Financial Officer